As filed with the Securities and Exchange Commission on November 24, 2010

Registration No. 333-90243
811-06459

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
MERRILL LYNCH RETIREMENT POWER®
FORM N-4
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
Pre-Effective Amendment No.___
Post-Effective Amendment No. 12
and
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 71
MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
(Exact Name of Registrant)
TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY
(Name of Depositor)
425 West Capitol Avenue, Suite 1800
Little Rock, AR 72201
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number: (319) 355-8330
Darin D. Smith, Esq.
Transamerica Advisors Life Insurance Company
4333 Edgewood Road, N.E.
Cedar Rapids, IA 52499-4240
(Name and Address of Agent for Service)
Copy to:
Mary Thornton Payne, Esq.
Sutherland Asbill and Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415
Title of Securities Being Registered: Flexible Premium Variable Annuity Policies
It is proposed that this filing become effective:
_____ immediately upon filing pursuant to paragraph (b) of Rule 485
Ö on December 6, 2010 pursuant to paragraph (b) of Rule 485
    60 days after filing pursuant to paragraph (a)(1) of Rule 485
_____ on ______________ pursuant to paragraph (a)(1) of Rule 485
If appropriate, check the following box:
_____ This post-effective amendment designates a new effective date for a previously filed post-effective amendment

This filing is solely for the purpose of delaying the post-effective date of the prior post-effective amendment filed on September 30, 2010. Parts A, B and C, and any exhibits, of the prior filing (Post-Effective Amendment No. 11 to Form N-4, File No. 333-90243) are incorporated by reference.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that this Amendment to the Registration Statement meets the requirements for effectiveness pursuant to paragraph (b) of Securities Act Rule 485 and has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 22nd day of November, 2010.

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY Depositor * ____________________________ Lon J. Olejniczak President and Director

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures	Title	Date

* Lon J. Olejniczak	Director and President	, 2010

* Robert R. Frederick	Director and Senior Vice President	, 2010

* John T. Mallett	Director and Vice President	, 2010

* Eric J. Martin	Director, Vice President, Corporate Controller, Chief Financial Officer and Treasurer	, 2010

/s/Darin D. Smith Darin D. Smith	Vice President and Assistant Secretary	November 22, 2010
*By: Darin D. Smith — Attorney-in-Fact pursuant to Powers of Attorney filed herewith.